

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Haim Siboni
Chief Executive Officer
Foresight Autonomous Holdings Ltd.
7 Golda Meir
Nessa Ziona
7414001 Israel

      Re: Foresight Autonomous Holdings Ltd.
          Registration Statement on Form F-3
          Filed January 22, 2021
          File No. 333-252334

Dear Mr. Siboni:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: David Huberman, Esq.